GMAC RFC

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT TO THE FORM 8-K IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

04008697

April 26, 2004

US Securities and Exchange Commission
Office of Filings and Information
450 Fifth Street, NW
Washington, D.C. 20549
Att: The Filing Desk/Document Control

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

Re: RESIDENTIAL ACCREDIT LOANS, INC.
MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, 2004 – QS5
SEC File Number: 333-107959

Dear Sir/Madam:

In connection with the above referenced transaction, enclosed please find three (3) conformed copies of the Exhibits to the Current Report Form 8-K submitted pursuant to Rule 202 of Regulation S-T with the Securities and Exchange Commission in connection with the issuance of the above-referenced Certificates.

Please acknowledge acceptance of this filing by date stamping the enclosed copy of this letter and returning it in the provided self-addressed stamped envelope.

If you have any questions, please contact me at (952) 857-7347. Thank you.

Sincerely,

Sahyarm Caldwell

Enclosures

U.S. Securities and Exchange Commission
Washington, D.C. 20549

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# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

Current Report on Form 8-K Series 2004-QS5
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107959
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

**SIGNATURES**

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 26th day of April 2004.

Residential Accredit Loans Inc.
(Registrant)

By: ______________________
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2004, that the information set forth in this statement is true and complete.

By: ______________________

(Name)

______________________

(Title)

# RALI04QS5X A1

| Bond Description | | | | | |
|---|---|---|---|---|---|
| Name: | RALI04QS5X A1 | Coll. Type: | WL | PAC Bands: | n/a |
| Cusip: | | Orig. Balance: | $289,473,684.20 | Settlement Date: | 04/30/2004 |
| Coupon: | 4.600000 % | Net Coupon: | 5.750000 % | Issue Date: | 04/01/2004 |
| Formula: | N/A | Gross Coupon: | 6.350000 % | First Pay Date: | 05/25/2004 |
| Orig. Balance: | $50,000,000.00 | Srvc Fee: | 0.600000 % | Maturity Date: | n/a |
| Factor: | 1.00000000 | Orig. Term: | 360 mos | Days Delay: | 24 |
| Factor date: | 04/01/2004 | Current WAM: | 357 mos | | |
| Current Cap: | N/A | Current Age: | 2 mos | | |
| Current Floor: | N/A | WAVG Loansize: | n/a | | |
| Cur. Balance: | $50,000,000.00 | | | | |

Curve type: Static

## CMO Price -> Yield Sensitivity Table

| Price | 1*.5 USR | 1*.75 USR | 1*1 USR | 1*1.25 USR | 1*1.5 USR | 1*2 USR | NULL | NULL | NULL |
|---|---|---|---|---|---|---|---|---|---|
| 98-30 | 4.8022 | 4.8600 | 4.9216 | 4.9853 | 5.0505 | 5.1854 | | | |
| 99-02 | 4.7759 | 4.8241 | 4.8755 | 4.9286 | 4.9829 | 5.0954 | | | |
| 99-06 | 4.7497 | 4.7883 | 4.8295 | 4.8720 | 4.9155 | 5.0056 | | | |
| 99-10 | 4.7236 | 4.7526 | 4.7836 | 4.8155 | 4.8483 | 4.9160 | | | |
| 99-14 | 4.6975 | 4.7170 | 4.7377 | 4.7592 | 4.7811 | 4.8266 | | | |
| 99-18 | 4.6715 | 4.6814 | 4.6920 | 4.7030 | 4.7142 | 4.7374 | | | |
| 99-22 | 4.6455 | 4.6459 | 4.6464 | 4.6469 | 4.6474 | 4.6484 | | | |
| 99-26 | 4.6196 | 4.6105 | 4.6009 | 4.5909 | 4.5807 | 4.5596 | | | |
| 99-30 | 4.5937 | 4.5752 | 4.5555 | 4.5351 | 4.5142 | 4.4710 | | | |
| WAL | 6.03 | 4.15 | 3.11 | 2.48 | 2.05 | 1.51 | | | |
| Mod. Dur | 4.81 | 3.52 | 2.74 | 2.23 | 1.87 | 1.40 | | | |
| Spread | 104.8 | 160.6 | 204.9 | 237.0 | 261.6 | 300.8 | | | |
| First Date | 05/25/04 | 05/25/04 | 05/25/04 | 05/25/04 | 05/25/04 | 05/25/04 | | | |
| Last Date | 11/25/21 | 10/25/16 | 06/25/13 | 04/25/11 | 12/25/09 | 04/25/08 | | | |

| | 1 mo | 2 mo | 3 mo | 4 mo | 5 mo | 6 mo | 7 mo | 8 mo | 9 mo | 10 mo | 11 mo | 12 mo |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CPR | | | | | | | | | | | | |

| AVG | 1 mo | 3 mo | 6 mo | 9 mo | 12 mo | Life |
|---|---|---|---|---|---|---|
| CPR | | | | | | |

| COB: 04/21/2004 | 3 Month | 6 Month | 1 Year | 2 Year | 3 Year | 5 Year | 10 Year | 30 Year |
|---|---|---|---|---|---|---|---|---|
| OffTR Yld | 0.950 | 1.147 | 1.489 | 2.108 | 2.603 | 3.463 | 4.470 | 5.304 |
| OnTR/Swp Spd | 0.956 | 1.134 | 1.458 | 2.106/36 | 2.566/51 | 3.448/42 | 4.377/44 | 5.197/32 |
| OnTR Price | 99-24+ | 99-14 | 100-06 | 98-27+ | 99-04+ | 98-17 | 97-00+ | 102-17+ |

| 1 Mo L | 3Mo L | 11Cof | Prime |
|---|---|---|---|
| 1.100 | 1.170 | 1.841 | 4.000 |

| 15Mtg | 30Mtg | FN5.5May | FN5.0May |
|---|---|---|---|
| 5.347 | 6.000 | 100-19 | 97-23+ |

| CAP VOLS (years) | | | | | |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 5 | 10 | 30 |
| 43.040 | 41.340 | 37.930 | 31.110 | 23.070 | 17.720 |

| SWAPTION VOLS (years) | | | |
|---|---|---|---|
| 3 X 5 | 1 X 10 | 5 X 10 | 10 X 10 |
| 22.020 | 23.200 | 15.780 | 11.400 |

| Price-2-Call |
|---|
| No |

| Prepay Knobs | Turnover Level | Turnover Ramp | Refi Vol | Refi Elb Shift | Burnout Severity | Burnout Timing | Lockin Severity | Lockin Rate | MRate Shift | Refi Ramp | Surge | Model Version | Collateral Override | Term Override |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Settings | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 50 | DEFAULT | DEFAULT |

Financial Engineering Group
Greenwich Capital Markets

User: leinwae
April 22, 2004 02:46 PM

# RALI04QS5X A2

| Bond Description | | | | | |
|---|---|---|---|---|---|
| Name: | RALI04QS5X A2 | Coll. Type: | WL | PAC Bands: | n/a |
| Cusip: | | Orig. Balance: | $289,473,684.20 | Settlement Date: | 04/30/2004 |
| Coupon: | 5.500000 % | Net Coupon: | 5.750000 % | Issue Date: | 04/01/2004 |
| Formula: | N/A | Gross Coupon: | 6.350000 % | First Pay Date: | 05/25/2004 |
| Orig. Balance: | $30,000,000.00 | Srvc Fee: | 0.600000 % | Maturity Date: | n/a |
| Factor: | 1.00000000 | Orig. Term: | 360 mos | Days Delay: | 24 |
| Factor date: | 04/01/2004 | Current WAM: | 357 mos | | |
| Current Cap: | N/A | Current Age: | 2 mos | | |
| Current Floor: | N/A | WAVG Loansize: | n/a | | |
| Cur. Balance: | $30,000,000.00 | | | | |

Curve type: Static

## CMO Price -> Yield Sensitivity Table

| Price | 1*.5 USR | 1*.75 USR | 1*1 USR | 1*1.25 USR | 1*1.5 USR | 1*2 USR | NULL | NULL | NULL |
|---|---|---|---|---|---|---|---|---|---|
| 97-00 | 6.0472 | 6.2175 | 6.4000 | 6.5892 | 6.7833 | 7.1863 | | | |
| 97-04 | 6.0238 | 6.1858 | 6.3595 | 6.5396 | 6.7242 | 7.1077 | | | |
| 97-08 | 6.0004 | 6.1542 | 6.3191 | 6.4900 | 6.6653 | 7.0293 | | | |
| 97-12 | 5.9771 | 6.1227 | 6.2788 | 6.4406 | 6.6064 | 6.9510 | | | |
| 97-16 | 5.9538 | 6.0912 | 6.2385 | 6.3912 | 6.5477 | 6.8728 | | | |
| 97-20 | 5.9306 | 6.0598 | 6.1983 | 6.3419 | 6.4891 | 6.7949 | | | |
| 97-24 | 5.9074 | 6.0284 | 6.1582 | 6.2928 | 6.4307 | 6.7171 | | | |
| 97-28 | 5.8842 | 5.9971 | 6.1182 | 6.2437 | 6.3723 | 6.6394 | | | |
| 98-00 | 5.8611 | 5.9659 | 6.0783 | 6.1947 | 6.3141 | 6.5619 | | | |
| WAL | 7.29 | 5.01 | 3.75 | 2.98 | 2.46 | 1.81 | | | |
| Mod. Dur | 5.49 | 4.06 | 3.17 | 2.59 | 2.18 | 1.64 | | | |
| Spread | 206.1 | 263.6 | 329.1 | 375.9 | 416.8 | 485.4 | | | |
| First Date | 02/25/06 | 07/25/05 | 04/25/05 | 02/25/05 | 01/25/05 | 11/25/04 | | | |
| Last Date | 11/25/21 | 10/25/16 | 06/25/13 | 04/25/11 | 12/25/09 | 04/25/08 | | | |

| | 1 mo | 2 mo | 3 mo | 4 mo | 5 mo | 6 mo | 7 mo | 8 mo | 9 mo | 10 mo | 11 mo | 12 mo |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CPR | | | | | | | | | | | | |

| AVG | 1 mo | 3 mo | 6 mo | 9 mo | 12 mo | Life |
|---|---|---|---|---|---|---|
| CPR | | | | | | |

| COB: 04/21/2004 | 3 Month | 6 Month | 1 Year | 2 Year | 3 Year | 5 Year | 10 Year | 30 Year |
|---|---|---|---|---|---|---|---|---|
| OffTR Yld | 0.949 | 1.147 | 1.489 | 2.108 | 2.603 | 3.465 | 4.472 | 5.306 |
| OnTR/Swp Spd | 0.956 | 1.134 | 1.458 | 2.106/36 | 2.566/51 | 3.448/42 | 4.380/44 | 5.199/32 |
| OnTR Price | 99-24+ | 99-14 | 100-06 | 98-27+ | 99-04+ | 98-17 | 97-00 | 102-16+ |

| 1 Mo L | 3Mo L | 11Cof | Prime |
|---|---|---|---|
| 1.100 | 1.170 | 1.841 | 4.000 |

| 15Mtg | 30Mtg | FN5.5May | FN5.0May |
|---|---|---|---|
| 5.350 | 6.003 | 100-18+ | 97-22+ |

| CAP VOLS (years) | | | | | |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 5 | 10 | 30 |
| 43.040 | 41.340 | 37.930 | 31.110 | 23.070 | 17.720 |

| SWAPTION VOLS (years) | | | |
|---|---|---|---|
| 3 X 5 | 1 X 10 | 5 X 10 | 10 X 10 |
| 22.020 | 23.200 | 15.780 | 11.400 |

| Price-2-Call |
|---|
| No |

| Prepay Knobs | Turnover Level | Turnover Ramp | Refi Vol | Refi Elb Shift | Burnout Severity | Burnout Timing | Lockin Severity | Lockin Rate | MRate Shift | Refi Ramp | Surge | Model Version | Collateral Override | Term Override |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Settings | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 50 | DEFAULT | DEFAULT |

# COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.